

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2022

Sanj Patel
Chief Executive Officer
Kiniksa Pharmaceuticals, Ltd.
Clarendon House
2 Church Street
Hamilton HM11, Bermuda

      Re: Kiniksa Pharmaceuticals, Ltd.
          Registration Statement on Form S-3
          Filed May 6, 2022
          File No. 333-264746

Dear Sanj Patel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Nathan Ajiashvili